Toyota Motor Corporation

TMC Announces Changes to Board Members, Executive Structure, and Senior Professionals/Senior Management

Toyota City, Japan, June 12, 2025—Toyota Motor Corporation (TMC) today assigned members of the board of directors at its ordinary general shareholders’ meeting, and appointed representative directors and directors with special titles at a subsequent Board meeting. In addition, effective July 1, 2025, TMC will implement changes to its executive structure and senior professional/senior management employee assignments as described below.

1. Changes to members of the Board of Directors effective June 12

Members of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

   *Newly appointed

Name	New Title	Outside/ Independent Member

Akio Toyoda	Chairman of the Board of Directors (Representative Director)

Koji Sato *1	President, Member of the Board of Directors (Representative Director)

Hiroki Nakajima *1	Executive Vice President, Member of the Board of Directors (Representative Director)

Yoichi Miyazaki *1	Executive Vice President, Member of the Board of Directors (Representative Director)

*Shigeaki Okamoto	Member of the Board of Directors	Outside/ Independent

*Kumi Fujisawa	Member of the Board of Directors	Outside/ Independent

*1	Concurrent Operating Officer

Members of the Board of Directors serving as the Audit and Supervisory Committee Members

   *Newly appointed

Name	New Title	Outside/ Independent Member

*George Olcott	Member of the Board of Directors (Audit and Supervisory Committee Member) *1	Outside/ Independent

*Christopher P. Reynolds	Member of the Board of Directors (Audit and Supervisory Committee Member)

*Masahiko Oshima	Member of the Board of Directors (Audit and Supervisory Committee Member)	Outside/ Independent

*Hiromi Osada	Member of the Board of Directors (Audit and Supervisory Committee Member (full-time))	Outside/ Independent

*1	Chairman of the Audit & Supervisory Committee

New Member Nominees of the Board of Directors

(Excluding Audit and Supervisory Committee Members)

Name	Current Title
Shigeaki Okamoto	Deputy Chairperson of the Board, Japan Tobacco Inc.
Kumi Fujisawa	Substitute Audit and Supervisory Board Member

New Member Nominees of the Board of Directors serving as Audit and Supervisory Committee Members

Name	Current Title
George Olcott	Audit and Supervisory Board Member
Christopher P. Reynolds	Formerly with Toyota Motor North America, Inc. (Retirement effective May 30, 2025)
Masahiko Oshima	Member of the Board of Directors
Hiromi Osada	Audit and Supervisory Board Member

Outgoing Members of the Board of Directors and Audit and Supervisory Board Members

Name	Current Title
Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)
Simon Humphries *1	Member of the Board of Directors
Ikuro Sugawara	Member of the Board of Directors
Sir Philip Craven	Member of the Board of Directors
Emi Osono	Member of the Board of Directors
Takeshi Shirane	Audit and Supervisory Board Member (full-time)
Masahide Yasuda	Audit and Supervisory Board Member (full-time)
Katsuyuki Ogura *2	Audit and Supervisory Board Member (full-time)
George Olcott *3	Audit and Supervisory Board Member
Catherine O’Connell	Audit and Supervisory Board Member
Hiromi Osada *3	Audit and Supervisory Board Member
Kumi Fujisawa *4	Substitute Audit and Supervisory Board Member

*1	Continuing operating officer
*2	Appointed as General Manager of the Audit and Supervisory Committee Office as a Kanbushoku
*3	Appointed as a Director serving as an Audit and Supervisory Committee Member
*4	Appointed as a Director

2. Changes in Areas of Responsibility for Executives and Senior Professionals/Senior Management Employees, effective July 1

Operating Officers and Organizational Structures as of July 1, 2025

   ◆Denotes change to responsibility (does not include organizational name changes)

Operating Officers

	Name	Current	New

	Koji Sato	President Chief Executive Officer	President Chief Executive Officer

	Hiroki Nakajima	Executive Vice President Chief Technology Officer	Executive Vice President Chief Technology Officer

◆	Yoichi Miyazaki	Executive Vice President Chief Financial Officer Chief Competitive Officer	Executive Vice President

	Takahiro Imura	Operating Officer Production Group (Chief Officer)	Operating Officer Production Group (Chief Officer)

	Tetsuo Ogawa	Operating Officer North America Region (Chief Executive Officer) Toyota Motor North America, Inc.	Operating Officer North America Region (Chief Executive Officer) Toyota Motor North America, Inc.

	Tatsuro Ueda	Operating Officer China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.	Operating Officer China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.

	Simon Humphries	Operating Officer Chief Branding Officer	Operating Officer Chief Branding Officer

◆	Kenta Kon	Operating Officer Woven by Toyota, Inc. Member of the Board of Directors Chief Financial Officer	Operating Officer Chief Financial Officer Woven by Toyota, Inc. Member of the Board of Directors Chief Financial Officer

◆	Kazuaki Shingo	Operating Officer Chief Production Officer	Operating Officer

CxOs

CxO	Name
Chief Executive Officer	Koji Sato
Chief Technology Officer	Hiroki Nakajima
Chief Financial Officer	* Kenta Kon
Chief Branding Officer	Simon Humphries
Chief Risk Officer	Takanori Azuma
Deputy Chief Risk Officer	Christopher Yang
Chief Compliance Officer	Yoji Matsuyama
Deputy Chief Compliance Officer	Christopher Yang
Chief Quality Officer (Name changed from Global Chief Quality Officer)	Shinji Miyamoto

*	The division of roles between each company, region, and function was reorganized and the CxO structure was changed as of July 1. The following CxOs were released:

Chief Privacy Officer, Shigeru Hayakawa

Chief Competitive Officer, Yoichi Miyazaki

Chief Production Officer, Kazuaki Shingo

Chief Information & Security Officer, Keiji Yamamoto

Chief Human Resources Officer, Takanori Azuma

Chief Sustainability Officer, Yumi Otsuka

In-house Companies

Company	President	Executive Vice President

Advanced R&D and Engineering Company	Hirofumi Inoue	Chika Kako

Carbon Neutral Engineering Development Center	Keiji Kaita	—

Software Development Center	Akihiro Sarada	Toshihiro Izumi (Yoshifumi Kato / DENSO Corporation)

Vehicle Development Center	Takahiro Ishijima	—

Toyota Compact Car Company	Tsukasa Takahashi	—

Mid-size Vehicle Company	Yasushi Ueda	—

CV Company	Takanori Kimata	—

Lexus International Co.	Takashi Watanabe	—

Powertrain Company	Takashi Uehara	—

Production Engineering Development Center	Motoki Watanabe	—

GAZOO Racing Company	Tomoya Takahashi	—

Regions

Region	Chief Executive Officer	Deputy Chief Executive Officer

Business Planning & Operation	Hiroshi Nanbu	—

North America Region	Tetsuo Ogawa	—

Europe Region	Yoshihiro Nakata	—

Japan Business Group	Shigeki Tomoyama	Katsumi Akao Masahiro Miyoshi

China Region	Tatsuro Ueda	Masahiko Maeda

Asia Region	Masahiko Maeda	Hao Tien

India, Middle East, East Asia & Oceania Region	Masakazu Yoshimura	—

Latin America & Caribbean Region	Rafael Chang	—

Business Groups

Business Group	Chief Officer	Deputy Chief Officer

Hydrogen Factory	Mitsumasa Yamagata	—

Frontier Research Center	(Nobuhiko Koga / Toyota Central R&D Labs., Inc.)	—

TPS Group	Ryuji Aiba	—

Business Development Group	Isao Nakanishi	—

External & Public Affairs Group	Hiroyuki Ueda	—

General Administration & Human Resources Group	* Masahiro Yamamoto	Yoji Matsuyama

Digital Information and Communications Group	Keiji Yamamoto	Toshiyuki Hibi Hideharu Matsuoka

Accounting Group	* Takanori Azuma	—

Sales Financial Business Group	Hiroyoshi Korosue	Hao Tien

Purchasing Group	Kazunari Kumakura	Takami Kato

Customer First Promotion Group	Shinji Miyamoto	Keiko Yanagi Koichi Ito

Production Group	Takahiro Imura	Yoshio Nakamura

END